CMB International Capital Limited

45F, Champion Tower,

3 Garden Road, Central,

Hong Kong

The Benchmark Company, LLC

150 East 58th Street, 17th Floor,

New York, NY 10155

United States

As representatives of the prospective underwriters

VIA EDGAR

November 16, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Jenny O'Shanick
Ms. Erin Purnell
Mr. Ernest Greene
Mr. Hugh West

Re:	DDC Enterprise Ltd (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-272689)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time on November 16, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between November 8, 2023 and the date hereof, approximately 740 copies of the preliminary prospectus of the Company dated November 8, 2023, as amended, were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CMB International Capital Limited

By:	/s/ Selwyn Siu
	Name:	Selwyn Siu
	Title:	Managing Director

By:	/s/ Yang Chen
	Name:	Yang Chen
	Title:	Executive Director

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
	Name:	Michael S. Jacobs
	Title:	Managing Director and Head of Equity Capital Markets

[Underwriters Acceleration Request]